Filed pursuant to Rule 433
Registration Statement No. 333-161469

Questar Pipeline Company
Final Term Sheet
September 8, 2009

Issuer:	Questar Pipeline Company

Aggregate Principal Amount Offered:	$50,000,000

Re-opening to become fungible with $200,000,000 aggregate principal amount of 5.83% Notes due 2018

Coupon:	5.83%

Maturity:	February 1, 2018

Yield to Maturity:	5.404%

Spread to Benchmark Treasury:	+ 197 basis points

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Price and Yield:	$101-19 and 3.434%

Interest Payment Dates:	Semi-annually on June 1 and December 1

Redemption Provision:	Make Whole Call UST + 30 basis points

Price to Public:	102.836% plus Accrued Interest Payable to the Issuer, from June 1, 2009 to the Settlement Date

Accrued Interest Payable to the Issuer	$842,111.11

Settlement Date:	September 15, 2009 (T+5)

Book-runners:	Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Capital Inc. or SunTrust Robinson Humphrey, Inc. can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or calling SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.